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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------
                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                                 FIREPOND, INC.
                       (Name of Subject Company (Issuer))

                                 FIREPOND, INC.
                        (Name of Filing Person (Offeror))

                  OPTIONS UNDER FIREPOND INC.'S 1997 STOCK PLAN
                        1999 STOCK OPTION AND GRANT PLAN
                             1999 DIRECTOR PLAN AND
                    BRIGHTWARE ACQUISITION STOCK OPTION PLAN
               TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE,
                         HELD BY CERTAIN OPTION HOLDERS
                         (Title of Class of Securities)

                                   318224-10-2
                (CUSIP Number of Underlying Class of Securities)

                                   copies to:

          PAUL K. MCDERMOTT                             JOHN B. STEELE, ESQ.
       CHIEF FINANCIAL OFFICER                        MCDERMOTT, WILL & EMERY
           FIREPOND, INC.                                 28 STATE STREET
          890 WINTER STREET                         BOSTON, MASSACHUSETTS 02109
    WALTHAM, MASSACHUSETTS 02451                           (617) 535-4000
           (781) 487-8400

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

                    [ ]  third party tender offer subject to Rule 14d-1.
                    [X]  issuer tender offer subject to Rule 13e-4.
                    [ ]  going-private transaction subject to Rule 13e-3.
                    [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), filed with the Securities and Exchange Commission on June 26, 2001, to report the results of our offer to exchange certain options to purchase shares of our common stock, par value $.01 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated June 26, 2001 (as amended and supplemented, the "Offer to Exchange") and the related Letter of Transmittal, as amended.

ITEM 4

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

     The Offer expired at 12:00 midnight, Eastern time, on Wednesday, July 25, 2001. Pursuant to the Offer, we accepted for exchange 7,179,285 options to purchase our common stock, representing 79% of the options that were eligible to be tendered in the Offer, as of June 26, 2001. Subject to the terms and conditions of the Offer, we will grant options to purchase an aggregate of 5,384,348 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a letter, substantially in the form of Exhibit (a)(4) as previously filed, indicating the number of shares subject to such holder's options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

                                            Firepond, Inc.



                                            /s/ Paul K. McDermott
                                            -----------------------------------
                                            Paul K. McDermott
                                            Chief Financial Officer


                                            Date:  August 1, 2001



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                                INDEX TO EXHIBITS

 Exhibit
 Number        Description
 ------        -----------

(a)(1)***      Offer to Exchange dated June 26, 2001.
   (2)***      Form of Letter of Transmittal.
   (3)*        Form of Letter to Eligible Option Holders Regarding Offer.
   (4) Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.
   (5)* Firepond, Inc. Annual Report on Form 10-K for its fiscal year ended October 31, 2000, filed with the Securities and Exchange Commission (the "Commission") on January 29, 2001, and incorporated herein by reference.
   (6)* Firepond, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2001, filed with the Commission on June 14, 2001, and incorporated herein by reference.
   (7)**       Form of Announcement of Information at Meetings for Employees.
   (8)*** Form of Memorandum Regarding Supplemental Information for the Stock Option Exchange Program.
   (9)**** Form of Memorandum Regarding Supplemental Information for the Stock Option Exchange Program.

(b)            Not applicable.
(d)(1)*        Firepond, Inc. Amended and Restated 1997 Stock Plan.
   (2)*        Firepond, Inc. Amended and Restated 1999 Stock Option and Grant
               Plan.
   (3)*        Firepond, Inc. Amended and Restated 1999 Director Plan.
   (4)*        Brightware Acquisition Stock Option Plan.
   (5)*** Form of Stock Option Agreement for directors, executive officers and key employees.
   (6)***      Form of Stock Option Agreement for all other employees.
(g)            Not applicable.
(h)            Not applicable.


* Previously filed as an exhibit to the Registrant's Schedule TO-I (File No. 5-57803) filed with the Securities and Exchange Commission on June 26, 2001.

** Previously filed as an exhibit to Amendment No. 1 to the Registrant's Schedule TO-I (File No. 5-57803) filed with the Securities and Exchange Commission on June 28, 2001.

*** Previously filed as an exhibit to Amendment No. 2 to the Registrant's Schedule TO-I (File No. 5-57803) filed with the Securities and Exchange Commission on July 16, 2001.

**** Previously filed as an exhibit to Amendment No. 3 to the Registrant's
     Schedule TO-I (File No. 5-57803) filed with the Securities and Exchange Commission on July 20, 2001.